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                                                                  Exhibit 11

                             CasTech Aluminum Group Inc.
                        1996 NON-EMPLOYEE DIRECTORS STOCK PLAN
                           AS AMENDED AS OF AUGUST 19, 1996

         The CasTech Aluminum Group Inc. 1996 Non-Employee Directors Stock Plan ("Plan") was adopted by the Board of Directors of CasTech Aluminum Group Inc. (the "Company") on July 18, 1996, and approved by the shareholders of the Company on the same date. On August 19, 1996, the Board of Directors of the Company approved a proposal to enter into that certain Agreement and Plan of Merger (the "Merger Agreement"), dated as of August 19, 1996, among Commonwealth Aluminum Corporation, a Delaware corporation (the "Purchaser"), the Company, and CALC Corporation, a wholly-owned subsidiary of Purchaser. In order to effectuate the terms of the Merger Agreement the Plan is hereby amended, effective as of July 18, 1996, as follows:

         1.   A new Section 12 has been inserted to read as follows:

         12.  EFFECT OF MERGER AGREEMENT.
         Pending consummation or abandonment of the Merger (the "Merger") authorized under the Agreement and Plan of Merger (the "Merger Agreement"), dated as of August 19, 1996, among the Company, Commonwealth Aluminum Corporation, a Delaware corporation, and CALC Corporation, a wholly-owned subsidiary of Commonwealth Aluminum Corporation, no shares of Common Stock of the Company shall be issued hereunder. In the event the Merger is abandoned and not consummated, Common Stock shall be awarded pursuant to the Plan. In the event the Merger is consummated, in lieu of Common Stock awarded under the Plan, eligible participants shall be entitled to receive a cash fee, prorated for their time of service as a director during the fiscal year commending April 1, 1996, at an annual rate of $15,000 for each participant other than the Chairman of the Company and at an annual rate of $25,000 for the Chairman."

         2. All other terms and conditions as set forth in the Plan that are not inconsistent with this Amendment shall remain in full force and effect.